

Ujama Inc.

Financial Statements

For the fiscal years ended December 31, 2020 and 2021

(Unaudited)

Ujama Incorporated

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 UJAMA INCORPORATED (XXXXXXX 6982)	21,328.36
Total Bank Accounts	**$21,328.36**
Other Current Assets	
13000 R&D Credit-Payroll Taxes	4,890.00
15000 Uncategorized Asset	0.00
Total Other Current Assets	**$4,890.00**
Total Current Assets	**$26,218.36**
Other Assets	
18000 R&D Credit - Income Tax	22,456.00
Total Other Assets	**$22,456.00**
TOTAL ASSETS	**$48,674.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	73,808.26
Total Accounts Payable	**$73,808.26**
Other Current Liabilities	
21000 Accrued Expenses	2,100.00
25500 EIDL Loan Advance	0.00
Total Other Current Liabilities	**$2,100.00**
Total Current Liabilities	**$75,908.26**
Long-Term Liabilities	
25000 Shareholder Loan	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$75,908.26**
Equity	
31000 Common Stock	90.49
31500 Additional Paid-In Capital	32,112.32
31600 Additional Paid-In Capital-SAFE	610,000.00
32000 Retained Earnings	-509,599.40
Net Income	-159,837.31
Total Equity	**$ -27,233.90**
TOTAL LIABILITIES AND EQUITY	**$48,674.36**

Ujama Incorporated

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
60000 Advertising	1,876.45
60100 Promotional	8.99
62000 Bank Charges	149.96
63000 Commissions & Fees	166.66
63500 Computer Expenses	926.77
64000 Consultant Services	18,252.00
65000 Dues & Subscriptions	78.00
68000 Legal & Professional Fees	2,854.26
69000 Accounting & Tax Professionals	1,650.00
70000 Business Meals	257.45
74000 Rent or Lease	979.00
75000 Research & Development	114,673.53
77000 Service Subscriptions	20,870.64
77500 Software	940.00
78000 Travel	19.60
80000 Taxes & Licenses	1,275.00
Total Expenses	**$164,978.31**
NET OPERATING INCOME	**$ -164,978.31**
Other Expenses	
95000 Income Tax Expense-Federal	-5,141.00
Total Other Expenses	**$ -5,141.00**
NET OTHER INCOME	**$5,141.00**
NET INCOME	**$ -159,837.31**

Ujama Incorporated

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-159,837.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
21000 Accrued Expenses	100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**100.00**
Net cash provided by operating activities	**$ -159,737.31**
INVESTING ACTIVITIES	
18000 R&D Credit - Income Tax	-5,141.00
Net cash provided by investing activities	**$ -5,141.00**
FINANCING ACTIVITIES	
31600 Additional Paid-In Capital-SAFE	105,000.00
Net cash provided by financing activities	**$105,000.00**
NET CASH INCREASE FOR PERIOD	**$ -59,878.31**
Cash at beginning of period	81,206.67
CASH AT END OF PERIOD	**$21,328.36**

Ujama Inc
Statement of Shareholders Equity 2021

| | Common Stock | | | | | |
	Shares	Amount	Additional Paid-In Capital	Additional Paid-In Capital (SAFE)	Retained Earnings	Total
Beginning Balance (1/1/2021)	9,048,845	$90.49	$32,112.32	$505,000.00	($509,599.40)	$27,603.41
Contributions		–	–	$105,000.00	–	$105,000.00
Other Comprehensive Gain / (Loss)	–	–	–	–	–	–
Net Income	–	–	–	–	($159,837.31)	($159,837.31)
Ending Balance (12/31/2021)	9,048,845	$90.49	$32,112.32	$610,000.00	($669,436.71)	($27,233.90)

Ujama Incorporated

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 UJAMA INCORPORATED (XXXXXXX 6982)	81,206.67
Total Bank Accounts	**$81,206.67**
Other Current Assets	
13000 R&D Credit-Payroll Taxes	4,890.00
15000 Uncategorized Asset	0.00
Total Other Current Assets	**$4,890.00**
Total Current Assets	**$86,096.67**
Other Assets	
18000 R&D Credit - Income Tax	17,315.00
Total Other Assets	**$17,315.00**
TOTAL ASSETS	**$103,411.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	73,808.26
Total Accounts Payable	**$73,808.26**
Other Current Liabilities	
21000 Accrued Expenses	2,000.00
25500 EIDL Loan Advance	0.00
Total Other Current Liabilities	**$2,000.00**
Total Current Liabilities	**$75,808.26**
Long-Term Liabilities	
25000 Shareholder Loan	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$75,808.26**
Equity	
31000 Common Stock	90.49
31500 Additional Paid-In Capital	32,112.32
31600 Additional Paid-In Capital-SAFE	505,000.00
32000 Retained Earnings	-377,180.79
Net Income	-132,418.61
Total Equity	**$27,603.41**
TOTAL LIABILITIES AND EQUITY	**$103,411.67**

Ujama Incorporated

Profit and Loss
January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
60000 Advertising	1,871.25
60100 Promotional	1,460.05
62000 Bank Charges	28.65
63000 Commissions & Fees	201.79
63500 Computer Expenses	1,552.63
64000 Consultant Services	51,902.85
65000 Dues & Subscriptions	409.44
65500 Equipment <$2,500	43.55
67500 Interest Expense	0.00
68000 Legal & Professional Fees	11,884.60
69000 Accounting & Tax Professionals	1,980.00
70000 Business Meals	803.53
71500 Supplies	126.50
71700 Stationery & Printing	85.36
72000 Other General and Admin Expenses	37.46
74000 Rent or Lease	1,286.00
75000 Research & Development	49,375.00
77000 Service Subscriptions	17,773.77
77500 Software	364.00
78000 Travel	1,039.18
80000 Taxes & Licenses	1,275.00
Total Expenses	**$143,500.61**
NET OPERATING INCOME	**$ -143,500.61**
Other Income	
47500 EIDL Grant Forgiveness	4,000.00
Total Other Income	**$4,000.00**
Other Expenses	
73000 Penalties & Settlements	0.00
95000 Income Tax Expense-Federal	-4,938.00
96000 Income Tax Expense-State	-2,144.00
Total Other Expenses	**$ -7,082.00**
NET OTHER INCOME	**$11,082.00**
NET INCOME	**$ -132,418.61**

Ujama Incorporated

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,418.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
15000 Uncategorized Asset	0.00
21000 Accrued Expenses	41.00
25500 EIDL Loan Advance	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**41.00**
Net cash provided by operating activities	**$ -132,377.61**
INVESTING ACTIVITIES	
18000 R&D Credit - Income Tax	-7,082.00
Net cash provided by investing activities	**$ -7,082.00**
FINANCING ACTIVITIES	
31000 Common Stock	2.71
31500 Additional Paid-In Capital	27,103.99
31600 Additional Paid-In Capital-SAFE	105,000.00
Net cash provided by financing activities	**$132,106.70**
NET CASH INCREASE FOR PERIOD	**$ -7,352.91**
Cash at beginning of period	88,559.58
CASH AT END OF PERIOD	**$81,206.67**

Ujama Inc
Statement of Shareholders Equity 2020

| | Common Stock | | | | | |
	Shares	Amount	Additional Paid-In Capital	Additional Paid-In Capital (SAFE)	Retained Earnings	Total
Beginning Balance (1/1/2020)	8,777,778	$87.78	$5,008.33	$400,000.00	($377,180.79)	$27,915.32
Contributions	271,067	$2.71	$27,103.99	$105,000.00	–	$132,103.99
Other Comprehensive Gain / (Loss)	–	–	–	–	–	–
Net Income	–	–	–	–	($132,418.61)	($132,418.61)
Ending Balance (12/31/2020)	9,048,845	$90.49	$32,112.32	$505,000.00	($509,599.40)	$27,603.41

Ujama Inc.
Notes to the Finacial Statements
Fiscal Years Ended December 31, 2020 and 2021

1. **ORGANIZATION AND PURPOSE**

   Ujama Inc. (the "Company") is a corporation organized under the laws of the State of Delaware. The Company is the developer of Soko, the Farmers Market App and Ujama, a community messaging platform.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. **Basis of Accounting**

      The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b. **Fiscal Year**

      The Company operates on a 52-week fiscal year ending on December 31.

   c. **Cash Equivalents**

      For the fiscal years ended December 31, 2020 and December 31, 2021, the Company's cash positions include its operating bank account.

   d. **Legal Fees**

      Legal fees consist of legal services provided for the creation of the Company and equity financing.

   e. **Use of Estimates**

      The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.